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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549									OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response.....2.50
FORM 12b-25 NOTIFICATION OF LATE FILING									SEC FILE NUMBER 000-30198
(Check One)	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	CUSIP NUMBER M56595107
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2017

☐      Transition Report on Form 10-K

☐      Transition Report on Form 20-F

☐      Transition Report on Form 11-K

☐      Transition Report on Form 10-Q

☐      Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Internet Gold - Golden Lines Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

2 Dov Friedman Street

Address of Principal Executive Office (Street and Number)

Ramat Gan 5250301, Israel

City, State and Zip Code

SEC 1344 (04-09)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 As previously reported, the Israeli Securities Authority, or the ISA, investigated Bezeq - The Israel Telecommunication Corp. Ltd., or Bezeq, a controlled subsidiary of B Communications Ltd., itself a subsidiary of the Registrant, and several of Bezeq’s officers and directors with respect to certain alleged criminal offenses. In November 2017, the ISA transferred the case against Bezeq to the Tel-Aviv District Public Prosecutor (Taxation and Economics) and on February 18, 2018 an additional investigation was opened by the ISA and the Israel Police against several of Bezeq’s senior officers, including the Registrant’s former chairman.

Due to provisions of Israeli law concerning obstructing investigation proceedings, Bezeq at present is prevented from examining all matters that were raised in the investigations and accordingly is unable to fully assess the effects of the investigations on its financial statements and internal controls over financial reporting, or ICFR.

Subject to the scope limitations described above, the Registrant has completed work necessary to identify material weakness at Bezeq and to assess the Registrant’s ICFR in light of this weakness. The Registrant expects to report a material weakness pertaining to the design of Bezeq’s ICFR relating to certain matters which are the subject of the investigations.

The Registrant’s auditors are expected to issue a “qualified opinion” on the Registrant’s financial statements because of the inability to obtain sufficient supporting evidence as to the effect, if any, of the investigations’ proceedings on the consolidated financial statements. The Registrant’s auditors are also expected to issue a “disclaimer of opinion” on the Registrant’s ICFR based on their inability to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion on the effectiveness of Bezeq’s ICFR.

These activities extended the time needed to finalize the 2017 Form 20-F. As a result, the Registrant is unable to file the 2017 Form 20-F on or prior to the prescribed filing date.

The Registrant anticipates that it will file the Annual Report no later than the 15th calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Doron Turgeman, CEO	+972-3-9240000
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss attributable to shareholders of NIS 15 million (approximately $4 million) for the year ended December 31, 2017 compared with a net loss of NIS 202 million in 2016. The net loss in 2016 was due to the one-time refinancing expenses associated with the early redemption of notes by B Communications Ltd.

Date: May 1, 2018	By:	/s/ Doron Turgeman
Doron Turgeman, CEO

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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